UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Earnings Release 3Q24

Aniversário Assaí
50 ANOS
ASSAÍ

EARNINGS CONFERENCE CALL

Friday, November 8, 2024

11:00 a.m. (Brasília) | 9:00 a.m. (New York) | 2:00 p.m. (London)

Videoconference call in Portuguese via Zoom (simultaneous translation): click here

Information and links to access the call are available on our website and our quarterly earnings materials.

ASAI3 B3 **IBOVESPA** B3 **IBRA** B3 **IBRX100** B3 **ISE** B3 **ICO2** B3
ICON B3 **IGC** B3 **IGCT** B3 **ITAG** B3 **MLCX** B3 **SMLL** B3 **ASAI** NYSE

EARNINGS RELEASE 3Q24

São Paulo, November 7, 2024 Assaí Atacadista announces its results for the 3rd quarter of 2024. All comments on EBITDA exclude other operating expenses and income in the periods. The interim financial information was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, CVM regulations and the technical pronouncements of the Accounting Pronouncements Committee (CPC). To better represent the financial situation of the business, numbers in this report are shown in the Pre-IFRS16 view, which excludes the effects of IFRS16/CPC 06 (R2). Reconciliation with IFRS16 is available in a specific chapter in this document.

3Q24 (vs. 3Q23)

REVENUE OF R$20.2 BILLION, REACHING 77.5 MILLION TICKETS IN THE QUARTER
EARNINGS BEFORE TAXES OF R$ 260M, UP 83%, WITH ONGOING MATURATION OF NEW STORES AND FINANCIAL RESULT MPROVEMENT
START OF THE CYCLE OF NOMINAL REDUCTION OF NET DEBT AND DECREASE IN LEVERAGE TO 3.52x

EXPANSION

Opening of 21 stores in the last 12 months: +111,000 square meters added to the sales area (+8% vs. 3Q23)

- 4 stores opened in 3Q24, totaling 9 new units in the first 9 months of the year
- Around 6 stores with opening expected for 4Q24, totaling ~15 new stores in 2024

SALES

Revenue of R$ 20.2 billion, with an increase of R$ 1.7 billion (+9.3%)

- **'Same-store' sales: +2.6% excluding calendar effect**
- **Sales growth of conversions in 2022: average sales per store of R$ 27.3 million (vs. R$ 26.1 million in 3Q23)**
- **Total Tickets: 77.5 million** (+6%)
- Accumulated revenue 9M24: R$ 58.5 billion (+R$ 5.9 billion vs. 9M23)

PROFITABILITY

EBITDA Pre-IFRS16 of R$ 1.0 billion: up 12%, higher than sales growth, and margin of 5.5%

- **Evolution of the EBITDA margin pre-IFRS16 (+0.1p.p.), given the effective commercial strategy and the greater availability of services, which resulted in the expansion of the gross margin to 16.4% (+0.2 p.p.)**
- **EBITDA Post-IFRS16: R$ 1.4 billion, with a margin of 7.3%** (+0.2 p.p. vs. 3Q23)
- EBITDA Margin 9M24: 5.4% in the pre-IFRS16 (+0.5 p.p. vs. 9M23) and 7.2% in the post-IFRS16 (+0.4 p.p. vs. 9M23)

PROFIT

Earnings before taxes (pre-IFRS16) of R$ 260M in 3Q24 (+83%), reaching R$ 607M in 9M24 (+119% vs. 9M23)
Net Income pre-IFRS 16 **of R$ 198 million in 3Q24 and R$ 456 million in 9M24**

- Net Income post-IFRS 16 of R$ 156 million in 3Q24 (R$ 339 million in 9M24)

LEVERAGE

Start of the cycle of net debt reduction and decrease in leverage[1] to 3.52x (-0.92x vs. 3Q23 and of -0.13x vs. 2Q24)

- **Continued deleveraging with R$ 766M growth in EBITDA 12-month period, efficient working capital management and start of the cycle of nominal reduction of net debt (-R$218 million vs. 3Q23)**
- Maintenance of leverage projection to reach a level below 3.2x by the end of 2024

Available cash position [2] amounted to ~R$ 6 billion, with an increase of 16% vs. 3Q23

- **Improvement in the debt profile, with an extension of the maturity and a reduction in the average cost, given the success in the 11th issuance of debentures (R$ 2.8 billion at CDI+1.25%) in October**

PROJECTIONS FOR 2025

Focus on decrease in leverage and net debt reduction

- **Expansion:** About 10 new units
- ***CAPEX*: Gross investment forecast of R$ 1.0 to R$ 1.2 billion**
- **Leverage: Level of approximately 2.6x at the end of the year**

(1) Net Debt + Discounted receivables + Balance payable from acquisitions of hypermarkets / Adjusted EBITDA Pre-IFRS16
(2) Include Cash and Cash Equivalents and Undiscounted Receivables

In the third quarter, we achieved significant milestones, including the opening of four new units, which brings us closer to our goal of opening around 15 stores by 2024. Revenues were R$ 20.2 billion and EBITDA pre-IFRS16 reached R$ 1.0 billion, with a margin of 5.5%, (+0.1 p.p. vs. 3Q23), a resilient level despite the challenging scenario. In continuation of the process of improving the debt profile, in October, we successfully completed an issuance of debentures in the amount of R$ 2.8 billion, below the Company's average debt cost. Leverage, in turn, experienced a sequential reduction, in line with the Company's objective to achieve a level below 3.2x by the end of 2024. Furthermore, emphasizing our focus on reducing net debt and leverage, while mitigating the effects of macroeconomic fluctuations, we have revised our projections and set a target to reduce leverage to around 2.6x by the end of 2025.
In addition, Assaí was named the best wholesale and retail company in the Melhores e Maiores 2024 ranking by Exame, and for the first time, it entered the national GPTW ranking of the best companies to work for. With discipline and a focus on operational efficiency, we are increasingly prepared for the future.

Belmiro Gomes, CEO of Assaí

2

Gross sales reached R$ 20.2 billion in 3Q24, equivalent to a monthly productivity of R$ 4.5 thousand per square meter. The net sales amounted to R$ 18.6 billion in 3Q24 (+9.2% vs. 3Q23), an increase of R$ 1.6 billion in the period. In the 2-year period, net sales improved R$ 4.7 billion in sales (+34% vs. 3Q22). The customer traffic continues to show continuous growth: approximately 40 million people visited our stores monthly throughout 3Q24, leading to the achievement of
77.5 million tickets in 3Q24 (+6.0% vs. 3Q23 and +31.8% in two years). The performance in the quarter is the result of:

(i)	the contribution of the 21 stores opened over the last 12 months (+6.7%), including 5 conversions;
(ii)	the evolution in 'same-store' sales of +2.6%, even in the face of a challenging economic scenario, with food deflation in the months of July and August, a high level of interest, pressure on the purchasing power of the population, and increased competitiveness; and
(iii)	the advances in the shopping experience, exemplified by the agility in adapting assortments and implementing services (such as butcher sections, Deli Meats & Cold Cuts sections and bakeries).

In 9M24, net sales reached R$ 53.7 billion, equivalent to an increase of R$ 5.6 billion or 11.6% compared to 9M23. The result reflects the continued maturation of the new stores and the +3.0% growth in 'same-store' sales.

3

QUARTERLY EXPANSION STRENGTHENS ASSAÍ'S PRESENCE
IN DENSELY POPULATED REGIONS

Assaí inaugurated 4 organic stores in 3Q24, totaling 297 stores in operation and strengthening Assaí’s presence in important states, such as São Paulo and Minas Gerais, in highly dense regions with lower competition from players in the Cash and Carry segment. For instance, this is the case with the newly opened store in Guarulhos (SP), located in the Pimentas neighborhood, the most populous area in the city, as well as the first Assaí store in Juiz de Fora (MG), a city with more than 540,000 residents.

In the last 12 months, 21 stores (5 conversions) were opened, adding 111,400 sqm to the sales area (+8.2% vs. 3Q23).

The 2024 expansion continues to advance according to expectations: around 6 new stores planned for 4Q24, totaling around 15 new stores in the year, in line with the guidance established for 2024, leading Assaí to surpass the mark of 300 stores in operation.

OCCUPANCY OF COMMERCIAL GALLERIES EXCEEDS 80%

The commercial galleries continue to show progress, contributing positively to the maturation of conversions through increased customer attraction and loyalty. The occupancy of the gross leasable area (GLA) reached a level above 80% in 3Q24 (vs. 74% in 2Q24). The revenue from commercial galleries, in turn, reached R$ 26 million in 3Q24, equivalent to a growth of +13.0% compared to 3Q23. In 9M24, the revenue from commercial galleries accumulated R$ 78 million, up +16.4% from 9M23.

CONVERSIONS WITH RESILIENT PERFORMANCE: SALES GROWTH IN A
SCENARIO OF GREATER COMPETITIVENESS

The conversion project, featuring stores in central, densely populated areas with significant real estate barriers, and situated closer to the public and higher-income social strata, continues to progress along the maturation curve.

In 3Q24, the 47 stores converted in 2022 achieved an average sales per store of R$ 27.3 million, approximately 25% higher than the organic stores opened by 2022, which reached R$ 21.9 million during the period. The pre-IFRS16 EBITDA margin, in turn, reached 5.4% in 3Q24.

4

CONSTANTLY EVOLVING PHYGITAL STRATEGY

'Meu Assaí', with over 14 million registered customers, actively contributes to gain deeper insights into the consumption habits of customers. Recently updated with a new, easier registration system, the app increased sales identification to 48% in 3Q24 (+9p.p. vs. 2Q24). It is worth noting that the Anniversary Campaign also contributed positively to the app's evolution and greater customer loyalty through the greater offer of discounts.

Also, the app has as one of its main tools the enhancement of the shopping experience through greater integration between physical and online channels, serving as an important tool to increase frequency (customers with the app have a frequency ~70% higher than customers without the app) and sales (average spending ~47% higher than customers without the app).

PROFITABILITY RESILIENCE DESPITE THE COMPETITIVE ENVIRONMENT

Gross profit grew by +10.7% in 3Q24, reaching R$ 3.0 billion, with a margin of 16.4% (+0.2 p.p. vs. 3Q23). In 9M24, gross profit reached R$ 8.8 billion (+13.6% vs. 9M23), with a margin of 16.4% (+0.3 p.p. vs. 9M23). This result was mainly due to:

(i)	the ongoing maturation of 117 stores opened over the last 3 years, which represent about 40% of the total number of stores;
(ii)	the positive impact of the commercial campaign Assaí 50th Anniversary, which contributes to higher in-store traffic and greater customer loyalty;
(iii)	the effectiveness of the commercial strategy, maintaining margins in a scenario marked by increased competitiveness and pressure on consumer purchasing power, influenced by high interest rates and an inflation rate exceeding 50% over the cumulative period since the onset of the pandemic in March 2020; and
(iv)	the ongoing investments in enhancing the shopping experience, as demonstrated by the progress in implementing in-store services. In the end of 3Q24:
a.	The Company has 560 service units, of which 240 butcher sections, 171 Deli Meats & Cold Cuts sections and 149 bakeries. The level represents a 74% increase compared to the same period last year;
i.	184 service units added in 9M24: 21 butcher sections, 78 cold cuts sections, and 85 bakeries.
b.	About 50% of the stores (147) have 3 services available (butchery service, cold cuts sections and bakeries).

Selling, general and administrative expenses accounted for 11.0% of net sales in 3Q24 (+0.1 p.p. vs. 3Q23). In 9M24, total expenses represented 11.1% of net sales, down 0.2 p.p. from 9M23, reflecting the continued maturation process of the new stores and the control of expenses, leading to operational leverage.

Equity income, an interest of approximately 18% in FIC, totaled R$ 17 million in 3Q24, representing an increase of +41.7% vs. 3Q23, while the year-to-date equity income was R$ 49 million (+36.1% vs. 9M23). The number of Passaí cards issued reached 3.0 million (+17.7% vs. 3Q23), now accounting for 4.0% of sales.

EBITDA totaled R$ 1.0 billion in 3Q24, an increase of +12.1% in the quarter and a growth above the sales level, with a margin of 5.5% (+0.1 p.p. vs. 3Q23). In 9M24, EBITDA reached R$ 2.9 billion (+21.2% vs. 9M23), with a margin of 5.4%, a growth of +0.5 p.p. compared to the same period last year.

(1)       % Net Revenue

(2)       As mentioned in the 3Q23 earnings press release (page 11), the result in 3Q23 was impacted by a positive accounting (non-cash) effect of R$ 65 million in the quarter, mainly due to the write-off of lease contracts terminated due to the exit of the former controlling shareholder (Casino Group).

5

IMPROVEMENT OF FINANCIAL RESULT AS A PERCENTAGE OF NET SALES

The net financial result totaled R$490 million in 3Q24, equivalent to 2.6% of net sales, representing a reduction of 0.4 p.p. as a percentage of net sales versus 3Q23. The nominal variation compared to 3Q23 is mainly due to:

(i)	Higher profitability of Cash and Cash Equivalents, which results from the higher average cash applied compared to the previous period (R$ 1.3 billion in 3Q24 vs. R$ 970 million in 3Q23). The average cash has evolved compared to the last 3 quarters (R$ 777 million in 4Q23; R$ 639 million in 1Q24 and R$ 835 million in 2Q24);
(ii)	the increase in the Debt Burden line, due to:
a.	mark-to-market arising from IPCA-indexed debts indexed to IPCA with swap for CDI (3 series of CRIs) and the pre-fixed rate (1 series of CRI) with a negative non-cash impact of R$ 18.1 million in 3Q24 (compared to a negative impact of R$ 22,7 million in 3Q23);
b.	lower level of capitalized interest (non-cash effect) due to the final phase of the conversion project (R$ 8.0 million in 3Q24 vs. R$37.2 million in 3Q23); and;
c.	the impact of the higher volume of average gross debt in the period (R$ 15.9 billion vs. R$ 12.9 billion in 3Q23), despite a lower average CDI in the period (2.63% in 3Q24 vs. 3.22% in 3Q23).
(iii)	the positive impact on the Cost and Discount of Receivables due to the reduction in the volume of anticipated receivables; and
(iv)	the positive impact on the Other Financial Revenues/Expenses and Net Monetary Correction line is mainly related to the end of interest related to the acquisition of hypermarkets (R$0 in 3Q24 vs. expense of R$ 71 million in 3Q23).

EARNINGS BEFORE TAXES INCREASE 83% WITH OPERATIONAL EFFICIENCY

Quarterly earnings before taxes (pre-IFRS16) was R$ 260 million, an increase of R$ 118 million or 83.1% compared to 3Q23. In 9M24, earnings before taxes (pre-IFRS16) totaled R$ 607 million, up 119.1% and an increase of R$ 330 million compared to 9M23.

In the post-IFRS16 view, the quarterly EBT reached R$ 195 million (+R$ 45 million or +30.0% vs. 3Q23), totaling R$ 407 million in 9M24 (+64.1% vs. 9M23).

The performance is mainly due to the ongoing maturation of the new stores (approximately 40% of the total store network) and the effective control of expenses, even facing continuous improvements to the shopping experience.

Net income pre-IFRS16 was R$ 198 million in 3Q24, up 10.0% from 3Q23, with a net margin of 1.1% (stable vs. 3Q23). In 9M24, net income pre-IFRS16 was R$ 456 million (+5.6% vs. 9M23), with a margin of 0.8%. The performance during the period underscores operational efficiency even considering the current financial expenses and constraints of the new rules for the use of the subsidy for investments.

In the post-IFRS16 view, quarterly net income reached R$ 156 million, with a net margin of 0.8%. In 9M24, net income totaled R$ 339 million, with a margin of 0.6%.

6

INVESTMENTS REFLECT THE CONTINUED ORGANIC EXPANSION

Investments (considering addition to property, plant and equipment) totaled R$ 352 million in 3Q24 and R$ 903 million in 9M24. The amount in the 9M24 is due to the Company's expansion progress, with the opening of 9 stores so far, in addition to 6 stores under construction with expected opening in 4Q24.

(1) Cash Cycle = Suppliers (-) Inventories (-) Receivables (Including discounted receivables)

The cash cycle remains stable compared to the last 2 quarters (4.9 days in 3Q24 vs. 5.0 days in 2Q24 and 4.6 days in 1Q24). The slight increase of 0.8 days compared to the same period last year mainly reflects the preparation process for the Assaí 50th Anniversary Campaign, the largest campaign ever conducted by the Company, lasting 4 months (vs. 2 months in previous years).

It is important to note that the installment purchase policy for customers remains unchanged, as evidenced by the stability in the receivables line over the past three quarters.

Over the past 24 months, the cash cycle showed a significant reduction of 8.1 days, chiefly explained by:

•	3Q22: higher threshold of inventory levels (52 days), attributed to the intense expansion process; and
•	3Q23: normalization of inventory days, with a reduction of 7.6 days (52 days in 3Q22 vs. 44.4 days in 3Q23), following the intense pace of expansion and maturation of the new stores.

7

OPERATING CASH GENERATION OF R$ 7.7 BILLION SUPPORTTED 90% OF INVESTMENTS IN EXPANSION THROUGHOUT THE LAST 2 YEARS

The operating cash generation accumulated R$ 7.7 billion over the last 24 months, a result explained by EBITDA growth, which totaled R$ 7.1 billion (up +19% in the period), and by the positive variation of R$ 563 million in working capital, as explained in the previous section.

Over the past 2 years, the Company invested R$ 8.5 billion, with R$ 4.4 billion for the opening of 73 stores (50 hypermarket conversions + 23 organic stores), R$ 3.2 billion related to payments for the acquisition of 66 hypermarkets, and R$ 0.9 billion in maintenance and renovations, including the implementation of new services. The amount of R$ 7.7 billion generated over the last 2 years was able to support 90% of the investments during the period.

Additionally, the cash flow was affected by the payment of R$ 3.7 billion in interest, also impacted by the increase in the interest rate curve during the period.

8

ONGOING PROCESS OF LEVERAGE REDUCTION

The leverage ratio (net debt/Adjusted EBITDA pre-IFRS16) was 3.52x in 3Q24, which represents a significant reduction of 0.92x from 3Q23 and the continuation of the deleveraging process.

The current level reflects the reduction in net debt, mainly explained by the operating cash generation during the period and the growth of R$ 766 million (+24% vs. 3Q23) in the EBITDA accumulated over 12 months due to the maturation of the new stores. It’s worth noting that Assaí paid, in January/24, the amount of R$ 894 million related to the last installment related to the acquisition of hypermarkets.

At the end of the period, the balance of discounted receivables maturing in the subsequent quarter was R$ 1.5 billion, with an average term of 8.4 days. Note that the prepayment of receivables is an operation typical to the retail sector and the Brazilian market and a relevant component of the Company's treasury management, which manages the cash balance invested and the amount of receivables available for discount. It is important to highlight that the larger or smaller discount of receivables has a neutral effect on net debt and leverage, since under the presented criteria, net debt includes the balance of discounted receivables.

The Company, in an effort to accelerate the reduction of financial leverage in response to recent hikes in the Selic interest rate and shifts in interest rate expectations for the coming years—which directly affect the carrying cost of net debt—has decided to defer certain new store projects that were originally scheduled for 2025. Given that, following the review of the expansion strategy and investment plan (which includes around 10 new stores), and taking into account the growth in EBITDA and the reduction in net debt, the Company aims to reach a leverage ratio (defined as the Net Debt/EBITDA ratio) of approximately 2.6x by the end of 2025.

9

AVAILABLE CASH POSITIVION REACHES R$ 6 BILLION

At the end of 3Q24, the Company reached total available cash position of R$5.9 billion (considering undiscounted receivables, which can be converted into cash in D+1), up R$ 793 million from 3Q23.

The total available cash position is R$ 989 million lower than 2Q24, due to the R$ 1.8 billion raised at the end of June/24 (10th issuance of debentures). It is important to highlight that in the same period, net debt was reduced from R$ 14,082 million to R$ 13,864 million.

The Company's cash and cash equivalents, which include cash at the end of the period and the balance of receivables not discounted, evolve along with the average cash invested, which totaled R$ 1,325 million in 3Q24 (compared to R$ 950 million in 3Q23, R$ 777 million in 4Q23, R$ 639 million in 1Q24, and R$ 835 million in 2Q24).

10

SUCCESS IN THE RAISING OF FUNDS LEADS TO AN IMPROVED DEBT PROFILE

Payment Schedule*

*Principal + Interest (Full breakdown available in Appendix II, on page 16 of this document)
(1) Does not consider interest accrued after 11/Oct/2024.
2)) Does not consider interest accrued after 31/Mar/2024.

With the goal of improving the debt profile by extending maturities and reducing the average cost, Assaí has undertaken significant fundraising efforts since the end of 1Q24, totaling R$ 5.3 billion (including both loans and capital market operations), as outlined below:

•	Jun/24 – 10th issuance of debentures: R$ 1.8 billion (CDI+1.25%);
•	Aug/24 – Loans: R$700 million (CDI+1.34%);
•	Oct/24 – 11th issuance of debentures: R$ 2.8 billion (CDI+1.25%).

The success in fundraising, a consequence of the reduction in the Company's leverage as well as favorable credit market conditions, was fundamental for the improvement of the debt profile and also allowed for the prepayment in October 2024 of two credit facilities maturing in 2025 and 2026, as detailed below:

•	Prepayment of the 2nd series of the 2nd issuance of Promissory Notes (~R$ 1.8 billion, cost of CDI+1.53% and maturing in Feb/2025); and
•	Prepayment of the 1st series of the 2nd issuance of debentures (~R$ 950 million, cost of CDI+1.70% and maturing in May/2025 and May/2026).

The improvement in the debt profile is reflected in two dimensions: the average term has increased to 41 months (vs. 32 months in Mar/24) and the average cost of debt evolved to CDI+1.40% (vs. CDI+1.49% in Mar/24).

11

FORFAITING

The Company conducts operations involving the sale of receivables and prepayment of receivables, which are common practices in the Brazilian retail sector, through agreements with financial institutions. These agreements aim to offer early liquidity to the suppliers, and the decision to carry out these operations is at the sole discretion of the supplier. Financial institutions become creditors, while the Company makes payments as agreed with the suppliers, receiving a commission from financial institutions for this intermediation, which is recorded as financial revenue. The amount received in 9M24 totaled R$ 41 million. There are no financial charges for the Company, and these liabilities are not considered net debt.

It is worth mentioning that Management also considered the guidance of CVM SNC/SEP Official Letter No. 01/2022, concluding that there are no significant impacts, given that the essence of the transactions and the agreed conditions were maintained. On September 30, 2024, the balance payable on these operations was R$ 932 million (R$ 789 million related to products and R$ 143 million to property, plant and equipment) vs. R$ 1.5 billion on December 31, 2023 (R$ 1.1 billion related to products and R$ 389 million to property, plant and equipment) vs. R$ 903 million on September 30, 2023 (R$ 479 million related to products and R$ 424 million to property, plant and equipment).

LISTING OF ASSETS BY THE BRAZILIAN FEDERAL REVENUE SERVICE

On October 11, 2024, the Company received a response from the Brazilian Federal Revenue Service, accepting the administrative appeal filed on October 7, 2024 and, thus, canceling the act of September 27, 2024, which listed the Company's assets in the amount of R$1,265 due to GPA's tax contingencies.

The Company remains in constant communication with GPA and monitors the matter. GPA recognizes being responsible for its own contingencies and shall hold uninjured and must indemnify the Company for any possible loss due.

It is also worth mentioning that the amount that refers to the tax contingencies under Sendas' responsibility, is recorded in explanatory notes 16.4 and 16.4.1 to the interim financial statements.

12

NEW ADVANCES IN ESG

Through our purpose of boosting prosperity for all with responsible and transparent operations, and lower environmental impact, we promote initiatives aimed at building a more sustainable society, based on three strategic pillars:

•	Efficient operations: we innovated our operations to reduce impact on the climate and ensure more responsible supply chains.
•	People and community development: we promoted prosperity for all, with growth opportunities for employees, entrepreneurs and communities.
•	Ethical and transparent management: we constructed ethical and transparent relationships guided by ESG good practices.

The main highlights of 3Q24 were:

EFFICIENT OPERATIONS

•	Publication of Assaí's Animal Welfare Policy, which sets forth guidelines and recommendations for suppliers of animal-origin products or those using animals in testing, especially the egg, pork, broiler chicken, and fish supply chains. The Policy aligns with international guidelines and is inclusive in nature, engaging our business partners in better and more ethical practices.
•	Reuse of 43% of waste, stable year-to-date, as a result of recycling, composting, and food waste reduction practices.

ETHICAL AND TRANSPARENT MANAGEMENT

•	Our transparent and audited data on climate change has been certified for the 3rd straight year with the Gold Seal in the Public Emissions Registry of the Brazilian GHG Protocol Program, the highest level of recognition for companies in publishing their Greenhouse Gas (GHG) Inventory data.

PEOPLE AND COMMUNITY DEVELOPMENT

•	The Diversity Census identified that 67.7% of the employees self-identified as Black (Black or Brown). The Company continues its efforts to promote an increasingly diverse and inclusive working environment:
o	25% of women in leadership positions (+0.5 p.p. vs. 3Q23);
o	43.2% of Black people in leadership positions (managers and above) (+0.2 p.p. vs. 3Q23);
o	5.3% of employees with disabilities, (-0.2 p.p. vs. 3Q23).

•	Through the Assaí Institute, the Company continues to promote opportunities and paths to prosperity for people and communities:
o	Donation of more than 3.5 million meals throughout the year, equivalent to the distribution of food carried out through the projects Cozinhas Solidárias (Soup Kitchens), Destino Certo (Right Destination), Emergency Support, and mobilization campaigns;
o	2,100 food entrepreneurs received financial support and technical training during the 7th edition of the Assaí Academy Award. Among them, 30 regional winners, 3 national winners, and 3 with management focused on innovation, sustainability, and technology were recognized.

13

AWARDS AND RECOGNITIONS

•	Ranking Melhores e Maiores 2024 by Exame Magazine: chosen for the 1st time the Best Company in the Wholesale and Retail Segment;
•	Branding Brazil: the most remembered brand in physical and digital retail;
•	Folha Top Of Mind: most remembered brand in the supermarket and wholesale sectors for the 3rd straight year;
•	Fincon Awards 2024: winner in the Retail - Mid&Large Caps category, which recognizes excellence in financial communication of Brazilian publicly traded companies;
•	Experience Awards: for the 4th straight year, it was certified as a reference in customer experience;
•	GPTW: for the 1st time, the company was listed in the national ranking, occupying the 18th place among companies with more than 10,000 employees;
•	CIELO-SBVC Ranking of the 300 Largest Brazilian Retail Companies: 2nd in the overall ranking based on 2023 revenue;
•	Valor 1000: 18th place in the overall ranking and 16th place among the largest companies in the Southeast region based on 2023 revenue.

ABOUT SENDAS DISTRIBUIDORA S.A.

Assaí Atacadista is a Corporation (company without a single controlling shareholder) that has been operating for 50 years in Cash & Carry and the food network with the biggest presence in Brazilian homes (NielsenIQ Homescan). It is one of Brazil's largest retailers, having recorded gross sales of R$ 72.8 billion in 2023. Established in São Paulo (SP), it serves merchants and consumers who seek greater savings whether buying retail or cash & carry.

Assaí is the only exclusively Cash&Carry company whose shares are listed on both the Brazilian Stock Exchange (B3 - ASAI3) and the New York Stock Exchange (NYSE - ASAI). Currently, it has 290 stores across all regions in Brazil (24 states and the Federal District) and more than 84,000 employees, being elected one of the best companies to work for in Brazil by the Great Place to Work (GPTW). Recognized for its strong social work, it has the Assaí Institute, which, since 2022, has been working on social impact actions in support of entrepreneurship, promotion of sports, and food security.

Assaí is the best Cash & Carry and Retail company of Exame's Maiores e Melhores 2024 and the most remembered brand in physical and digital retail, according to Branding Brasil. It is also the only food retailer in the top 10 of the IDIVERSA B3 portfolio, which recognizes publicly held companies with the best indices in racial and gender diversity.

CONTACTS – INVESTOR RELATIONS DEPARTMENT

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

Gabrielle Castelo Branco Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

Guilherme Muniz

João Felipe Pessoa

Marcel Silva

E-mail: ri.assai@assai.com.br

Website: www.ri.assai.com.br

14

IFRS-16 IMPACTS

With the adoption of IFRS16 in January 2019, a few income statement lines are affected. The table shows the key changes:

(R$ million)	3Q24 PRE	3Q24 POST	3Q24 Δ	3Q23 PRE	3Q23 POST	3Q23 Δ
Selling, General and Administrative Expenses	(2,050)	(1,729)	321	(1,861)	(1,577)	284
Adjusted EBITDA	1,021	1,361	340	911	1,212	301
Adjusted EBITDA Margin	**5.5%**	**7.3%**	***1.8 p.p.***	**5.4%**	**7.1%**	***1.8 p.p.***
Other Operating Revenue (Expenses), net	-	6	6	(8)	65	73
Depreciation and Amortization	(271)	(411)	(140)	(255)	(390)	(135)
Net Financial Result	(490)	(761)	(271)	(506)	(737)	(231)
Income Tax and Social Contribution	(62)	(39)	23	38	35	(3)
Net Income for the Period	198	156	(42)	180	185	5
Net Margin	**1.1%**	**0.8%**	***-0.2 p.p.***	**1.1%**	**1.1%**	***0.0 p.p.***

(R$ million)	9M24 PRE	9M24 POST	9M24 Δ	9M23 PRE	9M23 POST	9M23 Δ
Selling, General and Administrative Expenses	(5,975)	(5,048)	927	(5,416)	(4,569)	847
Adjusted EBITDA	2,883	3,866	983	2,378	3,276	898
Adjusted EBITDA Margin	**5.4%**	**7.2%**	***1.8 p.p.***	**4.9%**	**6.8%**	***1.9 p.p.***
Other Operating Revenue (Expenses), net	(7)	(2)	5	(32)	51	83
Depreciation and Amortization	(801)	(1,217)	(416)	(715)	(1,084)	(369)
Net Financial Result	(1,468)	(2,240)	(772)	(1,354)	(1,995)	(641)
Income Tax and Social Contribution	(151)	(68)	83	155	165	10
Net Income for the Period	456	339	(117)	432	413	(19)
Net Margin	**0.8%**	**0.6%**	***-0.2 p.p.***	**0.9%**	**0.9%**	***0.0 p.p.***

15

APPENDICES

OPERATIONAL INFORMATION

I – Number of stores and sales area

Since the start of conversions (3Q22), six stores have been closed: one in 3Q22, three in 4Q22, one each in 2Q23 and 3Q23. Furthermore, the sales area of five stores in operation was expanded through the conversion project.

AMORTIZATION SCHEDULE

II – Breakdown between Principal and Interest

(1) Does not consider interest accrued after 31/Mar/2024. (2) Does not consider interest accrued after 11/Oct/2024.

16

FINANCIAL INFORMATION

The interim financial information (excluding appendix II) was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, CVM standards and the technical pronouncements of the Accounting Pronouncements Committee (CPC).

III - Income Statement (Pre-IFRS 16)

(R$ million)	3Q24	3Q23	Δ%	9M24	9M23	Δ%
Gross Revenue	**20,217**	**18,503**	**9.3%**	**58,512**	**52,623**	**11.2%**
Net Revenue	**18,563**	**17,002**	**9.2%**	**53,656**	**48,082**	**11.6%**
Cost of Goods Sold	**(15,509)**	**(14,242)**	**8.9%**	**(44,847)**	**(40,324)**	**11.2%**
Depreciation (Logistic)	(9)	(9)	0.0%	(27)	(26)	3.8%
Gross Profit	**3,045**	**2,751**	**10.7%**	**8,782**	**7,732**	**13.6%**
Selling Expenses	(1,794)	(1,648)	8.9%	(5,313)	(4,811)	10.4%
General and Administrative Expenses	(256)	(213)	20.2%	(662)	(604)	9.6%
Selling, General and Adm. Expenses	**(2,050)**	**(1,861)**	**10.2%**	**(5,975)**	**(5,416)**	**10.3%**
Equity income	17	12	41.7%	49	36	36.1%
Other Operating Expenses, net	-	(8)	-100.0%	(7)	(32)	-78.1%
Depreciation and Amortization	(262)	(246)	6.5%	(774)	(689)	12.3%
Earnings Before Interest and Taxes - EBIT	**750**	**648**	**15.7%**	**2,075**	**1,631**	**27.2%**
Financial Revenue	76	83	-8.4%	173	212	-18.3%
Financial Expenses	(566)	(589)	-3.9%	(1,641)	(1,566)	4.8%
Net Financial Result	**(490)**	**(506)**	**-3.2%**	**(1,468)**	**(1,354)**	**8.4%**
Income Before Income Tax - EBT	**260**	**142**	**83.1%**	**607**	**277**	**119.1%**
Income Tax and Social Contribution	(62)	38	-263.2%	(151)	155	-197.4%
Net Income for the Period	**198**	**180**	**10.0%**	**456**	**432**	**5.6%**
EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)	**1,021**	**903**	**13.1%**	**2,876**	**2,346**	**22.6%**
Adjusted EBITDA [1]	**1,021**	**911**	**12.1%**	**2,883**	**2,378**	**21.2%**

% of Net Revenue	3Q24	3Q23	Δ p.p.	9M24	9M23	Δ p.p.
Gross Profit	**16.4%**	**16.2%**	**0.2 p.p.**	**16.4%**	**16.1%**	**0.3 p.p.**
Selling Expenses	-9.7%	-9.7%	0.0 p.p.	-9.9%	-10.0%	0.1 p.p.
General and Administrative Expenses	-1.4%	-1.3%	-0.1 p.p.	-1.2%	-1.3%	0.1 p.p.
Selling, General and Adm. Expenses	**-11.0%**	**-10.9%**	**-0.1 p.p.**	**-11.1%**	**-11.3%**	**0.2 p.p.**
Equity Income	0.1%	0.1%	0.0 p.p.	0.1%	0.1%	0.0 p.p.
Other Operating Expenses, net	0.0%	0.0%	0.0 p.p.	0.0%	-0.1%	0.1 p.p.
Depreciation and Amortization	-1.4%	-1.4%	0.0 p.p.	-1.4%	-1.4%	0.0 p.p.
EBIT	**4.0%**	**3.8%**	**0.2 p.p.**	**3.9%**	**3.4%**	**0.5 p.p.**
Net Financial Result	**-2.6%**	**-3.0%**	**0.4 p.p.**	**-2.7%**	**-2.8%**	**0.1 p.p.**
Income Before Income Tax - EBT	**1.4%**	**0.8%**	**0.6 p.p.**	**1.1%**	**0.6%**	**0.5 p.p.**
Income Tax and Social Contribution	-0.3%	0.2%	-0.5 p.p.	-0.3%	0.3%	-0.6 p.p.
Net Income for the Period	**1.1%**	**1.1%**	**0.0 p.p.**	**0.8%**	**0.9%**	**-0.1 p.p.**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**5.5%**	**5.3%**	**0.2 p.p.**	**5.4%**	**4.9%**	**0.5 p.p.**
Adjusted EBITDA [1]	**5.5%**	**5.4%**	**0.1 p.p.**	**5.4%**	**4.9%**	**0.5 p.p.**

[1] *Adjusted for Other Operating Revenue (Expenses)*

17

IV - Income Statement (Post-IFRS 16)

18

V - Balance Sheet (Post-IFRS 16)

19

VI - Cash Flow (Post-IFRS 16)

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.